UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

personal

# Telecom Argentina

# Press Release

# FY25 & 4Q25

03-10-2026

Contacts: Luis Fernando Rial Ubago - lfrialubago@personal.com.ar Tomás Pellicori - tlpellicori@personal.com.ar	Market Cap (NYSE: TEO): US$ 4,789.8 million[1]

Telecom Argentina S.A.

announces consolidated annual results (“FY25”) and fourth
quarter of fiscal year 2025 (“4Q25”)[2]

Note: FY25 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding FY25 results and changes in FY24 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for the periods ended December 31, 2025 and 2024, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). The comments corresponding to the consolidated results for FY25 include the results of Telefónica Móviles Argentina (“TMA”) for the ten-month period from March 1 to December 31, 2025, unless otherwise specified. For further details, please refer to the headings of the financial tables beginning on page 13.

•	For analysis purposes, it is important to highlight that the comparative results (December 2024) reflect the year-over-year effect of inflation through December 2025, which reached 31.5%. Additionally, the consolidated results for FY25 include ten months of TMA's results, which were not present in the comparative period (FY24).

•	During FY25, consolidated revenues reached P$8,328,814 million. Service revenues totaled P$7,902,043 million in FY25, with the following performance:

o	Telecom (excluding TMA)[3]: +4.2% vs. FY24 (vs. -6.4% in real terms in FY24 vs. FY23).

o	TMA: +3.8% vs. FY24. Telecom does not set TMA’s commercial or pricing policies.

o	Consolidated: +54.7% vs. FY24, including ten months of TMA revenues not reflected in the comparative consolidated period (FY24).

•	During FY25, the customer base in Argentina showed positive evolution:

o	Telecom (excluding TMA): Total mobile accesses decreased 7.8%, totaling 19.9 million. This reduction is largely explained by disconnections of prepaid lines with no recorded traffic, with no effect on mobile service revenues. In turn, the fixed segment recorded increases in the number of accesses: TV accesses totaled 3.3 million in the same period (+46 thousand or +1.4% vs. FY24), while fixed broadband accesses increased 3.2%, totaling 4.2 million accesses (+130 thousand vs. FY24).

o	TMA: Total mobile accesses (including M2M) totaled 19.1 million (+308 thousand or +1.6% vs. FY24). Fixed broadband reached 1.6 million accesses (+89 thousand or +5.8% vs. FY24). In turn, TV subscribers totaled 0.4 million in the same period (-33 thousand or -7.9% vs. FY24).

•	During FY25, consolidated Operating Income Before Depreciation, Amortization and Impairment of Fixed Assets (“Operating Income before D, A & I”) margin was 30.3% (+2.1 p.p. vs. FY24). Telecom (excluding TMA) margin improved, reaching 33.7% in FY25 (+5.5 p.p. vs. FY24) and 34.1% in 4Q25 (+7.9 p.p. vs. 4Q24). Operating income before D, A & I totaled P$2,525,535 million (+64.8% vs. FY24, including 10 months of TMA).

•	During FY25, a consolidated net loss of P$145,304 million was recorded (vs. a net income of P$1,359,230 million in FY24). This was mainly due to a higher loss from exchange rate differences recorded in financial results, measured in real terms, as a result of lower inflation (31.5%) vs. a depreciation of the Argentine peso against the US dollar of 41.0% (vs. inflation of 117.8% and peso depreciation of 27.7% in FY24).

•	Consolidated CAPEX (excluding right-of-use assets) totaled P$1,485,577 million (+98.3% vs. FY24) and represented 17.8% of consolidated revenues (increasing vs. FY24, when it reached 13.8% of revenues).

•	Consolidated Net Financial Debt totaled P$4,650,085 million as of December 31, 2025, increasing in real terms (+40.2% in constant currency vs. December 31, 2024), mainly due to financing obtained for the acquisition of TMA. Relative leverage improved, as net financial debt increased at a lower rate than Operating Income before D, A & I.

(1)	Market capitalization as of March 9, 2026

(2)	Unaudited non-financial information

(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criteria will apply going forward to any results labeled as “Telecom (excluding TMA).”

(in million P$ adjusted by inflation, except where noted)*	IAS 29 As of December 31, 2025	IAS 29 As of December 31, 2024	Δ $	Δ %
Consolidated Revenues	8,328,814	5,442,958	2,885,856	53.0%
Consolidated Operating Income before D, A & I	2,525,535	1,532,381	993,154	64.8%
Consolidated Operating Income (loss)	450,047	(192,676)	642,723	-
Consolidated Net Income (loss) before income tax expense	(191,736)	1,897,467	(2,089,203)	-110.1%
Consolidated Net Income (loss) attributable to Controlling Company	(170,006)	1,331,805	(1,501,811)	-112.8%
Consolidated Shareholders' equity attributable to Controlling Company	6,863,861	7,136,514	(272,653)	-3.8%
Consolidated Net Financial Debt	(4,650,085)	(3,316,649)	(1,333,436)	40.2%
Consolidated Investments in PP&E, intangible assets & rights of use assets **	1,681,289	1,061,137	620,152	58.4%
Telecom				
Fixed lines in service (in thousand lines) ***	2,747	2,666	80	3.0%
Mobile customers (in thousand)	22,577	24,185	(1,607)	-6.6%
Personal (Argentina)	19,930	21,625	(1,695)	-7.8%
Núcleo (Paraguay) -including Wimax customers-	2,647	2,559	88	3.4%
Broadband accesses in Argentina (in thousand)	4,160	4,030	130	3.2%
Pay TV Subscribers (Includes Argentina, Uruguay and Paraguay - in thousand)	3,464	3,432	32	0.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	9,081.9	7,840.3	1,241.6	15.8%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	27,062.6	26,860.4	202.2	0.8%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	18,643.2	18,143.6	499.6	2.8%
Telefónica Móviles Argentina (TMA)				
Fixed lines in service (in thousand lines) ***	2,100	2,141	(41)	-1.9%
Mobile customers (in thousand)	19,129	18,821	308	1.6%
Prepaid + Postpaid (excluding M2M)	16,268	16,110	158	1.0%
Machine-to-machine (M2M)	2,861	2,711	150	5.5%
Broadband accesses (in thousand)	1,632	1,543	89	5.8%
Pay TV Subscribers (in thousand)	391	425	(33)	-7.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)****	8,293.7	8,186.9	106.8	1.3%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)****	24,608.2	24,022.7	585.5	2.4%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)****	23,840.6	21,417.6	2,423.0	11.3%

* Figures may not add up due to rounding.
** In constant currency – includes additions from rights of use as of December 31, 2025 for P$195,712 million and as of December 31, 2024 for P$312,163 million.
*** Telecom figures include IP telephony lines, which totaled approximately 2.26 million and 1.86 million as of December 31, 2025 and December 31, 2024, respectively. TMA figures include IP telephony lines, which totaled approximately 1.57 million and 1.43 million as of December 31, 2025 and December 31, 2024, respectively.

****ARPUs in constant currency as of December 31, 2025, were calculated by applying the corresponding average inflation index to the historical ARPU of each segment.

1- Consolidated Revenues	3- Operating Income before D, A & I (EBITDA)
(in millions P$)	(in millions P$)

2- Quarterly Service Revenues	4- Net Income (Loss)
(in millions P$)	(in millions P$)

Buenos Aires, March 10, 2026 – Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) (NYSE: TEO; BYMA: TECO2) announced today a consolidated Net Loss of P$145,304 million for the fiscal year ended December 31, 2025. The consolidated Net Loss attributable to the Controlling Company amounted to P$170,006 million.

Comparative figures for the previous fiscal year have been restated for inflation so that the resulting information is presented in terms of the current measurement unit as of December 31, 2025.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2023, 2024, and 2025:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
Annual	211.4%	117.8%	31.5%

During FY25, consolidated revenues reached P$8,328,814 million, of which P$7,902,043 million corresponded to Service Revenues. Notably, during this period, Service Revenues showed a positive evolution relative to inflation, as detailed below.

	Consolidated	Telecom Consolidated (Excluding TMA)	TMA[1]
FY25 vs. FY24	+54.7%[2]	+4.2%	+3.8%
4Q25 vs. 4Q24	+66.2%[3]	+6.1%	-0.2%

1-	Telecom does not determine TMA’s commercial or pricing policies.

2-	Includes ten months of TMA revenues not reflected in the comparative consolidated period (FY24).

3-	Includes three months of TMA revenues not reflected in the comparative consolidated period (4Q24).

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of FY25 and FY24.

Consolidated Revenues

Mobile Services

As of December 31, 2025, total subscribers for Telecom (excluding TMA) in Argentina and Paraguay reached 22.6 million, while TMA subscribers totaled 19.1 million. In FY25, consolidated mobile service revenues totaled P$4,092,162 million (+P$1,883,018 million or +85.2% vs. FY24), representing the main business in terms of service revenues (accounting for 52% and 43% of service revenues in FY25 and FY24, respectively). Mobile internet revenues accounted for 98% of total revenues from these services in both FY25 and FY24. The revenue increase was mainly driven by the consolidation of TMA’s results in FY25, which totaled P$1,625,205 million. Excluding the impact of the consolidation of TMA’s results on mobile service revenues, the 11.7% increase for Telecom (excluding TMA) was mainly due to an increase in ARPU of 15.8% in real terms.

Mobile Services in Argentina

As of December 31, 2025, Telecom’s mobile subscribers (excluding TMA) in Argentina totaled approximately 19.9 million (-1.7 million or -7.8% vs. FY24). Most of the decline is mainly explained by disconnections of lines with no recorded traffic in the prepaid segment, with no effect on mobile service revenues. As of December 31, 2025, 60% of customers were prepaid and 40% postpaid, compared to 62% prepaid and 38% postpaid as of December 31, 2024.

As of December 31, 2025, TMA’s mobile subscribers totaled approximately 19.1 million (+308 thousand or +1.6% vs. FY24),including M2M accesses. The postpaid base increased 2.2% vs. FY24, while the prepaid base grew 1.1%. As of December 31, 2025, postpaid accesses represent 51% of total mobile accesses. TMA’s average monthly churn was 1.9% in FY25 (vs. 2.0% average in FY24).

ARPU for Telecom (excluding TMA) was P$9,081.9 in FY25 (+15.8% in real terms vs. FY24). The effect generated by restatement to the measuring unit current as of December 31, 2025 included in ARPU totaled P$1,016.1 and P$2,906.3 in FY25 and FY24, respectively. Average monthly churn was 2.1% in FY25 (vs. 1.4% average in FY24).

ARPU for TMA was P$8,293.7 in FY25 (+1.3% in real terms vs. FY24). The effect generated by restatement to the measuring unit current as of December 31, 2025 included in ARPU totaled P$987.7 and P$3,233.0 in FY25 and FY24, respectively.

During the fourth quarter of the year, Personal was recognized by Ookla for having the fastest 5G network in the country, strengthening its leadership in service quality.

Personal in Paraguay (“Núcleo”)

As of December 31, 2025, Núcleo’s subscriber base totaled 2.6 million, representing a 3% increase compared to FY24. Of total accesses, 70% correspond to prepaid and 30% to postpaid, while as of December 31, 2024, prepaid accesses represented 73% and postpaid 27%. Average monthly churn stood at 2.6% in FY25 versus 2.7% in FY24.

During FY25, revenues from mobile services in Paraguay reached P$186,667 million, decreasing in real terms (-P$3,684 million vs. FY24). This decline was mainly driven by a reduction in ARPU, primarily as a result of lower top-up levels among prepaid customers.

Internet Services

Consolidated Internet service revenues reached P$1,808,527 million in FY25, growing in real terms (+P$418,036 million or +30.1% vs. FY24). Telecom’s subscriber base (excluding TMA) increased to 4.2 million subscribers (+130 thousand or +3.2% vs. FY24) during FY25. The monthly churn for Internet services stood at 1.2% and 1.5% as of December 31, 2025 and 2024, respectively.

The increase in revenues was mainly driven by the consolidation of TMA’s results in FY25, which reached P$386,450 million. Excluding the impact of TMA’s consolidation, the 2.3% increase for Telecom (excluding TMA) was mainly driven by higher ARPU and growth in the customer base.

TMA’s subscriber base reached 1.6 million subscribers (+89 thousand or +5.8% vs. FY24) during FY25. Monthly churn for Internet services stood at 1.9% as of both December 31, 2025 and 2024.

In FY25, Telecom’s broadband ARPU (excluding TMA) (restated in constant currency as of December 31, 2025) reached P$27,062.6 (+0.8% in real terms vs. FY24). The effect generated by restatement in terms of the current measuring unit as of December 31, 2025 included in ARPU amounted to P$2,929.7 and P$9,934.2 for FY25 and FY24, respectively.

Additionally, in FY25, TMA’s broadband ARPU (restated in constant currency as of December 31, 2025) reached P$24,608.2 (+2.4% in real terms vs. FY24). The effect generated by restatement in terms of the current measuring unit as of December 31, 2025 included in ARPU amounted to P$2,930.6 and P$9,486.5 for FY25 and FY24, respectively.

During the fourth quarter of the year, Personal was recognized by Ookla as having the best fixed network in the country, reaffirming its leadership position in connectivity. As of December 31, 2025, accesses with services of 100 Mbps or higher represented 98% of the total subscriber base (vs. 89% as of December 31, 2024).

Cable TV Services

Consolidated revenues from cable television services reached P$915,046 million in FY25 (+P$125,577 million or +15.9% vs. FY24). The number of TV subscribers for Telecom (excluding TMA), including Uruguay and Paraguay, reached 3.5 million (+32 thousand or +0.9% vs. FY24). TV subscribers for TMA totaled 0.4 million (–33 thousand or –7.9% vs. FY24).

The positive variation in revenues in Argentina was mainly driven by the consolidation of TMA’s results in FY25, which reached P$96,327 million. Excluding the impact of TMA’s consolidation, the 3.7% increase for Telecom (excluding TMA) was mainly driven by a 2.8% increase in ARPU and a 1.4% increase in the customer base compared to FY24.

Telecom’s subscriber base in Argentina (excluding TMA) totaled 3.3 million accesses as of December 31, 2025, representing a 1.4% increase compared to FY24, leveraged by Flow Full and Flow Flex products, the latter being fully digital (no decoder or installation required). Of this customer base, 1.8 million subscribers are subscribed to Flow Flex.

During 2025, Flow reaffirmed its positioning in the entertainment segment, adding services that enhance the customer experience, such as the launch of Flow+ (a flexible entertainment experience that includes two subscriptions selected from Pack Fútbol, HBO, Disney+ Premium and Universal+, interchangeable every 30 days, all within a single subscription).

Monthly TV ARPU for Telecom (excluding TMA) (restated in constant currency as of December 31, 2025) reached P$18,643.2 in FY25 (+2.8% in real terms vs. FY24). The effect generated by restatement in terms of the current measuring unit as of December 31, 2025, included in ARPU amounted to P$1,704.9 and P$6,456.3 for FY25 and FY24, respectively.

Meanwhile, monthly TV ARPU for TMA (restated in constant currency as of December 31, 2025) reached P$23,840.6 in FY25 (+11.3% in real terms vs. FY24). The effect generated by restatement in terms of the current measuring unit as of December 31, 2025, included in ARPU amounted to P$2,839.2 and P$8,457.7 for FY25 and FY24, respectively.

Monthly cable TV churn for Telecom (excluding TMA) stood at 1.5% and 1.8% as of December 31, 2025 and 2024, respectively, while for TMA it stood at 3.9% and 3.7% as of December 31, 2025 and 2024, respectively.

Fixed Telephony and Data Services

Consolidated revenues from fixed telephony and data services reached P$1,011,528 million in FY25 (+P$352,198 million or +53.4% vs. FY24).

The variation in Argentina was mainly driven by the consolidation of TMA’s results in FY25, which reached P$430,003 million. Revenues of fixed telephony and data services for Telecom (excluding TMA) decreased 11.8%, mainly because the Company was unable to increase prices at the same pace as inflation, considering accumulated inflation of 31.5% over the last twelve months, while the customer base remained stable.

The fixed-line telephony customer base for Telecom (excluding TMA) reached 2.7 million in FY25, of which 2.3 million corresponded to customers with IP lines. The telephony customer base for TMA reached 2.1 million, of which 1.6 million corresponded to customers with IP lines.

Other Service Revenues

Consolidated revenues from other service, which mainly include revenues related to fintech services, billing and collection management services rendered on behalf of third parties, administrative revenues, and revenues from the sale of advertising space, among others, reached P$74,780 million (+P$13,782 million or +22.6% vs. FY24).

This variation was mainly driven by the growth of Fintech services in Argentina, primarily due to increased usage of the Personal Pay digital wallet and the expansion of its user base, which reached 4.7 million in FY25 versus 3.6 million in FY24.

Revenues from equipment sales

Consolidated revenues from equipment sales totaled P$426,771 million (+P$93,245 million or +28.0% vs. FY24). This variation was mainly driven by the consolidation of TMA’s results in FY25, which reached P$168,463 million, while equipment sales for Telecom (excluding TMA) decreased 22.6% in real terms.

Consolidated Operating Costs

Consolidated Operating Costs including Depreciation, Amortization and Impairment of Fixed Assets amounted to P$7,878,767 million in FY25 (+P$2,243,133 million or +39.8% vs. FY24).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs amounted to P$5,803,279 million and increased by P$1,892,702 million or +48.4% in real terms vs. FY24. Operating costs for FY25 include P$2,104,182 million corresponding to the consolidation of TMA. During FY25, Telecom’s operating costs (excluding TMA) decreased 5.4% in real terms.

The cost breakdown was as follows:

•	Labor costs and severance payments totaled P$1,961,097 million in FY25 (+P$614,360 million or +45.6% vs. FY24). The increase was mainly due to the consolidation of TMA’s results in FY25, whose contribution amounted to P$685,616 million. Telecom’s headcount (excluding TMA) totaled 18,690 employees as of December 31, 2025.

•	Interconnection and transmission costs, which also include roaming, correspondence services, and line and circuit rentals, amounted to P$243,797 million in FY25 (+P$87,879 million or +56.4% vs. FY24). The increase was mainly due to the consolidation of TMA’s results in FY25, whose contribution amounted to P$206,096 million.

•	Fees for services, maintenance and materials totaled P$1,064,393 million in FY25 (+P$340,273 million or +47.0% vs. FY24). The increase was mainly due to the consolidation of TMA’s results in FY25, whose contribution amounted to P$360,546 million. Excluding the impact of TMA’s consolidation, the decrease was mainly explained by higher efficiencies, with reductions in maintenance and materials costs and professional fees compared to FY24.

•	Taxes, fees and regulatory charges totaled P$720,488 million (+P$292,136 million or +68.2% vs. FY24). FY25 taxes, fees and regulatory charges include P$259,255 million related to TMA.

•	Commissions and advertising (agents, collection commissions and other commissions) totaled P$437,205 million in FY25 (+P$131,714 million or +43.1% vs. FY24). The increase was mainly due to the consolidation of TMA’s results in FY25, whose contribution amounted to P$150,748 million.

•	Cost of equipment sold totaled P$288,668 million in FY25 (+P$29,452 million or +11.4% vs. FY24). This variation was mainly due to the consolidation of TMA’s results in FY25, whose contribution amounted to P$93,450 million.

•	Programming and content costs totaled P$450,698 million (+P$136,275 million or +43.3% vs. FY24). FY25 programming and content costs include P$111,810 million related to TMA.

•	Other costs totaled P$636,933 million (+P$260,613 million or +69.3% vs. FY24), including bad debt totaling P$143,722 million (+P$31,620 million or +28.2% vs. FY24).

o	Bad debt expenses in FY25 include P$57,820 million related to TMA. The charge for bad debt continued to show a favorable trend, representing 1.7% of total revenues as of December 31, 2025 (vs. 2.1% in FY24).

o	Other operating costs, which include charges for lawsuits and other contingencies, energy and other utilities, insurance, leases and internet capacity, among others, amounted to P$493,211 million (+P$228,993 million or +86.7% vs. FY24). TMA’s contribution in FY25 amounted to P$178,842 million.

•	Depreciation, amortization and impairment of fixed assets totaled P$2,075,488 million (+P$350,431 million or +20.3% vs. FY24). The charge for the period includes P$579,565 million related to the consolidation of TMA, as well as the impact of amortization of additions made after December 31, 2024, partially offset by the effect of assets that completed their useful lives after that same date.

Net Financial Results

Net financial results (including financial debt costs and other net financial results) showed a consolidated loss of P$638,041 million in FY25 (vs. a gain of P$2,105,237 million in FY24). The consolidation of TMA’s results contributed a loss of P$35,461 million in FY25. This variation was mainly driven by:

*Related to Notes issued in UVA

The variation recorded in consolidated net financial results in FY25 was mainly explained by higher foreign exchange losses, measured in real terms, of P$2,794,475 million, resulting from inflation of 31.5% versus a 41.0% depreciation of the Argentine peso against the U.S. dollar (vs. inflation of 117.8% and a 27.7% depreciation of the Argentine peso against the U.S. dollar in FY24), higher loan interest expense of P$307,652 million, and higher losses from other items of P$24,320 million. These effects were partially offset by higher gains from changes in the fair value of financial assets of P$148,192 million, resulting from exposure to inflation of 31.5% on the market value of securities (compared to inflation of 117.8% in FY24), and higher gains from loan indexation of P$139,614 million, as the UVA adjustment was below inflation, generating positive results in real terms.

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the tax legislation currently applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuations according to tax and financial accounting criteria, which includes the effect of the income tax inflation adjustment.

Income tax showed a gain of P$46,432 million in FY25 (vs. a loss of P$538,237 million in FY24). Losses related to current income tax amounted to P$196,068 million in FY25 (vs. a loss of P$14,344 million in FY24), and the income tax charge related to the application of the deferred tax method in FY25 was a gain of P$242,500 million (vs. a loss of P$523,893 million in FY24).

Income tax for FY25 includes a loss of P$39,163 million corresponding to the consolidation of TMA’s results.

Consolidated Net Financial Debt

As of December 31, 2025, our net financial debt (cash, cash equivalents – net of Client Funds – plus financial investments and financial NDF* minus loans) amounted to P$4,650,085 million, representing an increase of P$1,333,436 million compared to Net Financial Debt as of December 31, 2024, adjusted for inflation. This increase was mainly driven by the financing obtained for the acquisition of TMA. In relative terms, the leverage profile improved, as net financial debt increased at a lower pace than Operating Income before D, A & I.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of December 31, 2025, consolidated CAPEX (including additions to PP&E and intangible assets) totaled P$1,485,577 million (+98.3% vs. FY24). CAPEX for Telecom (excluding TMA) totaled P$1,028,975 million (+37.4% vs. FY24). Including additions from right-of-use, investments amounted to P$1,681,289 million, including P$468,175 million related to TMA.

The investments were focused on:

•	Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•	Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 98% population coverage. According to the latest benchmark conducted by Ookla in December 2025, our mobile network customers with access to our 4G network experienced improved service quality, reaching average speeds of 78 Mbps.

•	During 2025, we continued expanding our 5G network with the addition of 819 sites.

•	In broadband, we continued driving the expansion of our FTTH network and the strong commercial performance of our fixed services. As of December 31, 2025, FTTH accesses represent 30% of Personal’s broadband base, with nearly 1.3 million accesses, supported by accelerated fiber deployment.

Relevant financial events of the period

Dividend Payment

Pursuant to the powers delegated by the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 25, 2025, on November 10, 2025, the Board of Directors resolved to distribute dividends consisting of: (i) Global Bonds 2030 for a total amount of P$189,790 million, (ii) P$20,286 million in cash, and (iii) the application of a credit of P$16,680 million corresponding to the payment previously made by the Company in respect of the Personal Assets Tax, with a partial release of the “Facultative Reserve to Maintain the Level of Investments in Capital Assets and the Company’s Current Solvency Level".

Merger by Absorption of TSMA

On December 1, 2025, the Board of Directors of the Company and the Board of Directors of its controlled company TELEDIFUSORA SAN MIGUEL ARCANGEL S.A. (TSMA) approved the commencement of a corporate reorganization process consisting of the merger by absorption of TSMA (as absorbed company) by Telecom Argentina (as absorbing company), effective as of January 1, 2026, from which date TSMA’s operations shall be considered as carried out by Telecom Argentina.

Brand Consolidation – Personal

During December 2025, the Company consolidated its commercial brands under the Personal brand across the following business segments: connectivity (Personal Fibra and Personal Móvil), entertainment (Personal Flow), digital finance (Personal Pay), smart home solutions (Personal Smarthome and Tienda Personal), and technology for enterprises and governments (Personal Tech).

This change applies solely to commercial brands and does not affect the Company’s corporate structure or its standing in the financial markets. Telecom Argentina S.A. remains the Company’s legal name, and the ticker symbols under which it trades on Bolsas y Mercados Argentinos (BYMA) and the New York Stock Exchange (NYSE) remain unchanged.

Relevant Matter – CFO

Effective December 23, 2025. Mr. Gabriel Blasi stepped down as CFO of Telecom Argentina for strictly personal reasons.

The Company is in the process of appointing a new CFO. Until such appointment is completed, the CFO responsibilities will be assumed on an interim basis by Mr. Federico Pra, Finance Director of Telecom Argentina.

Relevant events after December 31, 2025

Issuance of International Notes Class 27 and Use of Proceeds

Class	Currency	Principal issued (in millions)	Issuance date	Maturity date	Principal maturity	Interest rate	Interest payment
27	US$	600	01/2026	01/2036	In two installments: - 50% 01/2035 - 50% 01/2036	Fixed 8.50%	Semiannual

As of the date of this press release, the Company used part of the proceeds obtained from Notes Class 27 to:

(i) fully prepay the Syndicated and Bilateral loans related to the acquisition of TMA. The amount prepaid totaled US$182 million, plus accrued interest, and was executed on January 27, 2026; and

(ii) fully prepay Notes Class 1, due in July 2026, for a total amount of US$164 million, including accrued interest. The prepayment was executed on February 25, 2026.

Personal Pay – Agreement with Banco Macro

On January 22, 2026, Telecom Argentina and its subsidiaries Micro Fintech Holding and Micro Sistemas entered into an agreement with Banco Macro S.A. aimed at promoting the growth and expansion of Micro Sistemas’ business, a payment services provider operating under the Personal Pay brand.

This alliance will enable the development of a differentiated comprehensive offering for customers operating on the Personal Pay platform, while also expanding the range of financial products and services available to a broader customer base, leveraging Banco Macro’s leading market position.

Under this agreement, Banco Macro made a capital contribution and subscribed shares representing 50% of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75 million.

The transaction is subject to approval by the Competition Defense Authority, in accordance with applicable regulations.

Full Redemption of Notes Class 1

On February 25, 2026, the Company carried out the full redemption of its Notes Class 1 for an amount equivalent to US$162.7 million. The total redemption price amounted to US$164.1 million, including US$1.3 million in accrued interest as of the payment date.

Issuance of Local Notes Class 28

Class	Currency	Principal issued	Issuance date	Maturity date	Principal maturity	Interest rate	Interest payment
		(in millions)
28	US$ MEP	81.3	03/2026	03/2029	At maturity	Fixed 6.50%	Semiannual

Allocation of Results for the Fiscal Year

The fiscal year ended December 31, 2025, resulted in a Net Loss of P$123,939,460,761. The Board of Directors proposes that the Annual Shareholders’ Meeting resolve, with respect to the Unappropriated Results as of December 31, 2025, which show a negative balance of P$123,939,460,761, as follows:

1.	To absorb the amount of P$123,939,460,761 from the “Facultative Reserve to Maintain the Level of Investments in Capital Assets and the Company’s Current Solvency Level”; and

2.	That the results recorded during the fiscal year ended December 31, 2025, arising from the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger through which Telecom Argentina absorbed Cablevisión S.A.), which, net of tax effects, amount to a negative P$115,492,131,831, be reclassified against the Merger premium.

*******

Telecom Argentina is a leading telecommunications company in Argentina, offering services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data, fintech services, among others), Paraguay (mobile, internet, satellite TV, fintech services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products). These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers.

As of December 31, 2025, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@personal.com.ar	Tomás Pellicori tlpellicori@personal.com.ar	Lucas Gaeta lgaeta@personal.com.ar

For information about Telecom Argentina’s services, visit:

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition or Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

14

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

3-a **Segment Information**

(Segment information for periods ended as of December 31 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of December 31, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**4,688,533**	**595,615**	**5,284,148**	**2,482,714**	**265,779**	**2,748,493**	**384,630**	**46,701**	**431,331**	**(135,158)**	**8,328,814**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(1,096,467)	(140,974)	(1,237,441)	(619,738)	(65,877)	(685,615)	(33,893)	(4,148)	(38,041)	-	(1,961,097)
Fees for services, maintenance, materials and supplies	(561,780)	(93,997)	(655,777)	(325,306)	(35,240)	(360,546)	(51,640)	(6,184)	(57,824)	9,754	(1,064,393)
Taxes and fees with the Regulatory Authority	(393,956)	(49,872)	(443,828)	(234,436)	(24,819)	(259,255)	(15,433)	(1,972)	(17,405)	-	(720,488)
Commissions and advertising	(202,884)	(24,785)	(227,669)	(136,090)	(14,658)	(150,748)	(57,383)	(8,447)	(65,830)	7,042	(437,205)
Programming and content costs	(267,805)	(33,898)	(301,703)	(101,212)	(10,598)	(111,810)	(33,015)	(4,170)	(37,185)	-	(450,698)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(546,973)	(110,090)	(657,063)	(442,453)	(93,755)	(536,208)	(68,094)	(8,998)	(77,092)	100,965	(1,169,398)
Adjusted EBITDA	**1,618,668**	**141,999**	**1,760,667**	**623,479**	**20,832**	**644,311**	**125,172**	**12,782**	**137,954**	**(17,397)**	**2,525,535**
Depreciation, amortization and impairment of Fixed Assets											(2,075,488)
Operating income											**450,047**
Earnings from associates and joint ventures											(3,742)
Financial results from borrowings											(748,840)
Other financial results, net											110,799
Loss before income tax											**(191,736)**
Income tax expense											46,432
Net loss											**(145,304)**
Attributable to:											
Controlling Company											(170,006)
Non-controlling interest											24,702

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

3-b Segment Information

(Segment information for periods ended as of December 31 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

Three Months Comparison

As of December 31, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**1,328,939**	**299,791**	**1,364,766**	**803,251**	**152,825**	**824,120**	**118,176**	**24,079**	**121,320**	**(45,719)**	**2,264,487**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(292,974)	(71,316)	(301,159)	(179,017)	(39,653)	(184,042)	(10,258)	(2,133)	(10,534)	-	(495,735)
Fees for services, maintenance, materials and supplies	(158,839)	(36,960)	(164,140)	(111,028)	(22,446)	(116,638)	(16,158)	(3,194)	(16,564)	3,645	(293,697)
Taxes and fees with the Regulatory Authority	(111,883)	(25,170)	(114,890)	(76,000)	(14,607)	(78,159)	(4,202)	(997)	(4,317)	-	(197,365)
Commissions and advertising	(61,795)	(12,717)	(63,426)	(41,579)	(8,506)	(42,659)	(11,881)	(3,886)	(12,192)	1,982	(116,295)
Programming and content costs	(76,363)	(17,111)	(78,433)	(68,839)	(8,571)	(74,867)	(9,403)	(2,110)	(9,658)	-	(162,957)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(164,436)	(51,140)	(185,520)	(113,681)	(56,669)	(144,519)	(16,401)	(4,463)	(16,802)	22,694	(324,146)
Adjusted EBITDA	**462,649**	**85,378**	**457,199**	**213,107**	**2,372**	**183,236**	**49,873**	**7,296**	**51,253**	**(17,397)**	**674,291**

Depreciation, amortization and impairment of Fixed Assets	(604,247)
Operating income	**70,044**
Earnings from associates and joint ventures	651
Financial results from borrowings	(16,319)
Other financial results, net	117,315
Income before income tax	**171,690**
Income tax expense	(23,038)
Net income	**148,653**
Attributable to:	
Controlling Company	141,869
Non-controlling interest	6,784

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

Telefónica Móviles Argentina S.A.

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

11- Breakdown of revenues - restated by inflation (constant figures)

	12/31/25 FY25 IAS 29	12/31/24 FY24 IAS 29	FY25 IAS 29 vs. FY24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	3,092,570	2,978,664	113,906	3.8%
Mobile Services	1,979,353	1,859,360	119,993	6.5%
Internet Services	463,907	409,164	54,743	13.4%
Cable TV Services	115,826	104,702	11,124	10.6%
Fixed Telephony and Data Services	526,702	597,514	(70,812)	-11.9%
Other service revenues	6,782	7,924	(1,142)	-14.4%
REVENUES FROM EQUIPMENT SALES	207,429	305,152	(97,723)	-32.0%
REVENUES	3,299,999	3,283,816	16,183	0.5%

12- Breakdown of revenues - restated by inflation (constant figures)

Three Months Comparison

	12/31/25 4Q25 IAS 29	12/31/24 4Q24 IAS 29	4Q25 IAS 29 vs. 4Q24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	779,097	780,276	(1,178)	-0.2%
Mobile Services	490,466	491,542	(1,076)	-0.2%
Internet Services	116,905	118,229	(1,324)	-1.1%
Cable TV Services	27,591	29,602	(2,011)	-6.8%
Fixed Telephony and Data Services	125,815	139,045	(13,230)	-9.5%
Other service revenues	18,320	1,857	16,463	-
REVENUES FROM EQUIPMENT SALES	45,024	73,934	(28,910)	-39.1%
REVENUES	824,120	854,209	(30,088)	-3.5%

Telefónica Móviles Argentina S.A.

Annual Period– Fiscal Year 2025

(in millions Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 10, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations